UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-31221

Total number of pages: 41

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 26, 2017	By:	/s/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Earnings release for the six months ended September 30, 2017
2.	Results presentation for the first half of the fiscal year ending March 31, 2018

Earnings Release	October 26, 2017
For the Six Months Ended September 30, 2017	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Hideki Maeda, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 1, 2017
Scheduled date for dividend payment:	November 21, 2017
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the six Months Ended September 30, 2017 (April 1, 2017 - September 30, 2017)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2017	2,300,131	0.5%	548,776	(6.3)%	554,506	(4.6)%	373,911	(7.8)%
Six months ended September 30, 2016	2,288,344	3.3%	585,597	26.6%	581,164	28.4%	405,407	27.8%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the six months ended September 30, 2017:	377,800 million yen	2.3%
	NTT DOCOMO, INC.:	For the six months ended September 30, 2016:	369,362 million yen	19.6%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2017	100.93 (yen)	—
Six months ended September 30, 2016	108.32 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2017	7,641,723	5,791,384	5,760,300	75.4%	1,554.91 (yen)
March 31, 2017	7,453,074	5,561,146	5,530,629	74.2%	1,492.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2017	—	40.00	—	40.00	80.00
Year ending March 31, 2018	—	50.00
Year ending March 31, 2018 (Forecasts)			—	50.00	100.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018 (April 1, 2017 - March 31, 2018)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2018	4,750,000	3.6%	960,000	1.6%	966,000	1.7%	655,000	0.4%	178.24 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the six months ended September 30, 2017 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	Yes
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 3)

(4) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of September 30, 2017:	3,899,563,000 shares
	As of March 31, 2017:	3,899,563,000 shares

ii. Number of treasury stock:	As of September30, 2017:	194,977,467 shares
	As of March 31, 2017:	194,977,467 shares

iii. Number of weighted average common shares outstanding:	For the six months ended September 30, 2017:	3,704,585,533 shares
	For the six months ended September 30, 2016:	3,742,803,807 shares

* This earnings release is not subject to the quarterly review by independent auditors.

* Explanation for forecasts of operations and other notes:

Forecast of results

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement.With regard to various known and unknown risks, uncertainties and other factors, please see our latest Annual reports on Form 20-F submitted to the U.S. Securities and Exchange Commission.

(Resolution of share repurchase up to prescribed maximum limit)

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2017 are based on the assumption that DOCOMO will repurchase up to 120,000,000 shares for an amount in total not to exceed ¥300,000 million, as resolved at the board of directors’ meeting held on October 26, 2017.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2017

1. Summary Information

Prospects for the Fiscal Year Ending March 31, 2018

None

DOCOMO Earnings Release	Six Months Ended September 30, 2017

2. Summary Information (notes)

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Balance sheet classification of deferred taxes –

On November 20, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” Effective April 1, 2017, DOCOMO adopted prospectively ASU 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

DOCOMO Earnings Release	Six Months Ended September 30, 2017

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	September 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥527,546
Short-term investments	301,070	310,757
Accounts receivable	239,137	191,012
Receivables held for sale	936,748	888,377
Credit card receivables	347,557	384,051
Other receivables	398,842	395,571
Allowance for doubtful accounts	(19,517)	(20,157)
Inventories	153,388	142,847
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	119,015

Total current assets	2,836,272	2,939,019

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,120,594
Buildings and structures	906,177	910,603
Tools, furniture and fixtures	441,513	449,560
Land	198,980	199,088
Construction in progress	204,413	224,720
Accumulated depreciation and amortization	(4,295,111)	(4,343,703)

Total property, plant and equipment, net	2,540,895	2,560,862

Non-current investments and other assets:
Investments in affiliates	373,758	382,549
Marketable securities and other investments	198,650	189,711
Intangible assets, net	608,776	597,307
Goodwill	230,971	231,637
Other assets	434,312	424,612
Deferred tax assets	229,440	316,026

Total non-current investments and other assets	2,075,907	2,141,842

Total assets	¥7,453,074	¥7,641,723

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥170,100
Short-term borrowings	1,623	1,628
Accounts payable, trade	853,538	708,589
Accrued payroll	59,187	60,558
Accrued income taxes	105,997	172,551
Other current liabilities	194,494	225,343

Total current liabilities	1,275,056	1,338,769

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	50,000
Accrued liabilities for point programs	94,639	86,879
Liability for employees’ retirement benefits	193,985	198,500
Other long-term liabilities	145,266	152,952

Total long-term liabilities	593,930	488,331

Total liabilities	1,868,986	1,827,100

Redeemable noncontrolling interests	22,942	23,239

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,595
Retained earnings	4,656,139	4,881,867
Accumulated other comprehensive income (loss)	24,631	28,600
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,760,300
Noncontrolling interests	30,517	31,084

Total equity	5,561,146	5,791,384

Total liabilities and equity	¥7,453,074	¥7,641,723

DOCOMO Earnings Release	Six Months Ended September 30, 2017

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017
Operating revenues:
Telecommunications services	¥1,474,493	¥1,568,774
Equipment sales	380,108	303,520
Other operating revenues	433,743	427,837

Total operating revenues	2,288,344	2,300,131

Operating expenses:
Cost of services (exclusive of items shown separately below)	632,236	656,431
Cost of equipment sold (exclusive of items shown separately below)	364,123	336,420
Depreciation and amortization	220,538	240,023
Selling, general and administrative	485,850	518,481

Total operating expenses	1,702,747	1,751,355

Operating income	585,597	548,776

Other income (expense):
Interest expense	(357)	(135)
Interest income	291	270
Other, net	(4,367)	5,595

Total other income (expense)	(4,433)	5,730

Income before income taxes and equity in net income (losses) of affiliates	581,164	554,506

Income taxes:
Current	129,670	182,774
Deferred	49,025	(9,368)

Total income taxes	178,695	173,406

Income before equity in net income (losses) of affiliates	402,469	381,100

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	3,340	(6,019)

Net income	405,809	375,081

Less: Net (income) loss attributable to noncontrolling interests	(402)	(1,170)

Net income attributable to NTT DOCOMO, INC.	¥405,407	¥373,911

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,742,803,807	3,704,585,533

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥108.32	¥100.93

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2016	Six Months Ended September 30, 2017
Net income	¥405,809	¥375,081
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,316)	561
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(58)	(25)
Foreign currency translation adjustment, net of applicable taxes	(31,736)	2,958
Pension liability adjustment, net of applicable taxes	640	599

Total other comprehensive income (loss)	(36,470)	4,093

Comprehensive income	369,339	379,174

Less: Comprehensive (income) loss attributable to noncontrolling interests	23	(1,294)

Comprehensive income attributable to NTT DOCOMO, INC.	¥369,362	¥377,880

DOCOMO Earnings Release	Six Months Ended September 30, 2017

(3) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
Telecommunications business-
External customers	¥1,856,239	¥1,870,119
Intersegment	384	657

Subtotal	1,856,623	1,870,776
Smart life business-
External customers	243,488	221,605
Intersegment	6,880	8,592

Subtotal	250,368	230,197
Other businesses-
External customers	188,617	208,407
Intersegment	4,788	6,770

Subtotal	193,405	215,177

Segment total	2,300,396	2,316,150
Elimination	(12,052)	(16,019)

Consolidated	¥2,288,344	¥2,300,131

DOCOMO Earnings Release	Six Months Ended September 30, 2017

Segment operating income (loss):

	Millions of yen
	Six months ended September 30, 2016	Six months ended September 30, 2017
Telecommunications business	¥524,737	¥474,384
Smart life business	36,975	33,491
Other businesses	23,885	40,901

Consolidated	¥585,597	548,776

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

iv. Subsequent Event

Resolution of share repurchase up to prescribed maximum limit

On October 26, 2017, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 120 million outstanding shares of its common stock for an amount in total not exceeding ¥ 300,000 million during the period from October 27, 2017 through March 31, 2018.

FY2017/1H

Results Presentation

October 26, 2017

FY2017/1H Results Highlights

docomo

U.S. GAAP

Favorable progress toward full-year guidance

		Year-on-year
◆ Financial data		
➢ Operating revenues:	¥2,300.1 billion	(Up 0.5%)
➢ Operating income:	¥548.8 billion	(Down 6.3%)
➢ Operating FCF:	¥538.3 billion	(Down 6.4%)
EBITDA:	¥806.0 billion	(Down 1.8%)
Capital expenditures:	¥267.7 billion	(Up 8.8%)
◆ Operating income by segment		
➢ Telecommunications business:	¥474.4 billion	(Down 9.6%)
➢ Smart life business:	¥33.5 billion	(Down 9.4%)
➢ Other businesses:	¥40.9 billion	(Up 71.2%)

- Consolidated financial statements in this document are unaudited
- Operating free cash flow= EBITDA – capital expenditures

1

Selected Financial Data (Billions of yen) Operating revenues Operating expenses Operating income (Excluding irregular factors) Net income attributable to NTT DOCOMO, INC. Capital expenditures Adjusted free cash flow FY2016/1H (1) 2,288.3 1, 702.7 585.6 (535.6) 405.4 246.1 341.6 FY2017/1H (2) 2,300.1 1, 751.4 548.8 (532.8) 373.9 267.7 399.1 Changes (2)- (1) + 11.8 +48.6 -36.8 (-2.8) -31.5 +21.6 +57.5 U.S. GAAP Irregular factors represent the impact on operating income caused by the change in depreciation method, etc Adjusted free cash flow is calculated excluding the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. 2

Results by Segment

(Billions of yen)

Telecommunications business

<Ref.> Smart life business and Other businesses

Operating revenues

Operating income

Operating revenues Operating income Operating revenues Operating income

Operating revenues :

Operating income

FY2016/1H

(1)

1,856.6 524.7 250.4 37.0 193.4 23.9

443.8

60.9

FY2017/1H

(2)

1,870.8 474.4 230.2 33.5 215.2 40.9

445.4

74.4

Changes

(2)- (1)

+14.2 -50.4 -20.2 -3.5 +21.8 +17.0

+1.6

+13.5

U.S. GAAP 3

Key Factors behind Changes in Operating Income

(Billions of yen)

585.6 535.6

Income impact from the change of depreciation method, etc.: Up 50.0

Increase in mobile communications services revenues: Up 42.6

Increase in optical-fiber broadband service revenues, etc.: Up51.7

Decrease in other operating revenues: Down 5.9 /

Decrease in selling revenues: Down 76.6

Selling revenues and expenses: Down 61.5

Decrease in selling expenses *1: Down 15.1

Increase in network-related

(including expenses optical-fiber broadband service-related

2

expenses * : Up 52.0

Increase in other operating expenses: Up 11.7

Income impact from the change of depreciation method, etc.: Up 16.0

U.S. GAAP 548.8 532.8

Operating revenues Operating expenses

Up 11.8 Up 48.6

FY16/1H

FY17/1H

*1: Sum of cost of equipment sold and commissions to agent resellers

* 2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges

4

Operational Performance (1)

(Millions subs)

Mobile telecommunications

Churn rate service subscriptions

75.36

72.94

Up 3%

0. 64%

0.58% ~

Handset churn rate

0.45% CIIC 0.47%

FY16/1H FY17/1H FY16/1H FY17/1H

+ Handset churn rate indicates the combined churn rate for smartphones and feature phones.

5

Operational Performance (2)

(Millions subs)

Total smartphone/ tablet users

37.09

34.09

Up9%

FY16/1H FV17/1H

11docomo Hikari” optical-fiber broadband subs

Topped 4 million

4.18

2.53

FV16/1H FV17/1H

1.7-fold 6

ARPU/MOU

O Voice ARPU 0 Packet ARPU • docomo Hikari ARPU

(Yen)

4,710

4,420 4,110 4,190

330

40 180

2,990 2,910 2,990 2,820

1,240 1,250 1,390 1,290

FY14/2Q FY15/2Q FY16/2Q FY17/2Q

MOU

(Minutes) = 134 136 136

+ For an explanation on ARPU and MOU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

121 7

LTE Network

Tota I no. of LTE base stations:

149,600

38,100

FY16/1H

PREMIUM 4G-enabled

base stations:

86,300

FY17/1H

170,900

PREMIUM ,/)( 3.

Japan’s fastest 788Mbps service expanded to

195 cities nationwide

+ The transmission speed described herein is the theoretical maximum downlink rate specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc. The description “Japan’s fastest” is as of September 30, 2017.

+ Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 788 Mbps service.

docomo

Cost Efficiency Improvement

Progressing steadily toward full-year target

(Billions of yen)

FV17 full year FV17/1H (Planned)

2Q actual:

-21.0

-33.0

-90.0

1Q actual: -12.0

Focus areas:

[Network]

Capital expenditures, maintenance outsourcing cost, etc.

[Marketing)

Sales tools, handset repair, etc.

[Other)

R&D, information system, etc.

The numbers above are the amount of cost reduction compared to FY2016.

Smart Life Business & Other Businesses: Operating Income


(Billions of yen)
60.9
Up 22%
74.4
130
FY16/1H
FY17/1H
FY17 full year
(planned)

Principal services

- Smart life business
  - Content/Commerce
  - Finance/Payment
  - Lifestyle
- Other businesses
  - Enterprise solutions
  - Support services for customers' peace of mind

10

Finance/Payment Services

Transactions handled 11d CARD’’ subs

11d CARD GOLD” subs:

Topped 3 million

18.32

16.97

“d CARD GOLD”

3.08

FY16/1H FY17/1H

1.8-fold (Million subs)

The amount of transactions handled includes the transactions handled with “d CARD,” “d CARD mini,” “iD,” proxy bi ll collection service and “d Mobile Payment Plus” services, etc. +The total “d CARD” subscriptions represent the combined subscriptions to “d CARD” and “d CARD mini.”

‘‘d POINT’’

ltd POINT CLUB” members ltd POINT” partners

{Million subs)

63.24

59.26

157

11d POINT CARD” registrants:

17.08 58

No. of participating stores: Approx. 31,400

FY16/1H FY17/1H FY16/1H FY17/1H

2.3-fold 2.7-fold

+ “d POINT Card” registrants indicate the number of users who can earn and use “d POINTs” at participating ~tores by registering their personal information.

+ “d POINT” partners represent the total number of brands/sites where users can earn or use “d POINTs.”

+ “d POINT” partners and no. of participating stores are inclusive of planned launches.

docomo

Promotion of +d

No. of +d partners growing steadily

321’

Announced Aug. 30, 2017

164

FY16/2Q 3Q 4Q FY17/1Q 2Q

Announced Jul. 19, 2017

Announced Sep. 27, 2017

No. of “+d” partners: The number of partners that have jointly created new value by integrating DOCOMO’s business assets with their own assets.

ESG Evaluations

Selected as constituents of leading ESG indices

MEMBER OF

Dow Jones

Sustainability Indices

In Collaboration with RobecoSAM f

Selected for World Index in 2017

FTSE4Good

Selected for 17 straight years

2017 Constituent

MSCI ESG

Lea ders Indexes

Selected for 11 straight years

Selected as constituents of all ESG indices selected by GPIF

FTSE Blossom

Japan

MSCI

2017 Constituent

MSCI

2017 Constituent

(WIN ]

MSCI

Former MSCI Global Sustainability indexes was renamed MSCI ESG Leaders indexes in June 2017.

GPIF is an abbreviation for Government Pension Investment Fund, Japan. On July 3, 2017, GPIF announced the selection of 3 ESG indices .

Declaration 1

Market leader     Customer Returns

Further    enriched offerings respondingto

customer requests

• “Zutto DOCOMO Discount Plus”

Planned for I h May 2018

• “docomo with”

Increase in variety of eligible model

From Nov. 2017 onwards

“Simple Plan”

For customers with limited

voice usage For high- For “docomo usage feature phone” customers

“Uitra Share Pack 30” users

For child-raising

For high-usage customers customers

For young customers

For low-usage customers For elderly customers

For customers who use the same handset for a long period of time

For long-term and high-usage customers

Declaration 1 docomo

Market leader ‘‘Zutto DOCOMO Discount PIUS”

Customer-selectable privilege options

To be launched May 2018

Redeem as “d POINTs”

Selectable!

“d POINT CLUB”

1st 2nd

stage

Discount on charges

+ Discount of charges will be applied to “Packet Pack” rates.

Worth 1.2-times the amount of discount on charges

3rd 4th

Discount of up to

¥2,500 per month

Reward of up to 3,000 points per month Platinum

Declaration 1
Market leader

“docomo with”

NTT docomo

Increased eligible handsets to total 5 models

docomo with

Over 700,000 units

With the purchase of an eligible smartphone
¥1,500/month discount
continues so long as the same handset is used

2017-18 Winter/Spring Models



MONO | AQUOS sense | Raku-Raku Smartphone me

Added new color: Aurora Green



Galaxy Feel | arrows Be

17

Declaration 3

docomo

~~~~~~.-::~~~~ Customer Touch point Reinforcement

Enriched support to solve customer problems

Expansion of 11Smartphone Class” program across Japan

{From Jan. 2018 onwards)

r==;:::;::=---. Let’s have

fun with smartphone !

Eliminate concerns about use of smartphones

Launch of Al-based inquiry response

(Sep. 6, 2017)

Information Center

Launch of chat-based support

(Oct. 25, 2017)

I want to register a new address because I just moved.

@Online contract processing site

Smooth resolution of inquiries

Easier completion of procedures

Declaration 2

Style innovation

New Entertainment Experience

Declaration 4

Industry creation

Live music, sport viewing experience of SG era

Live Music Event

3D scanner x AR 3D live viewing/3D holography

· (TOKYO IDOL FESTIVAL 2017: August) (New experience live music event: September)

Sport High-density Wi-Fi x Multi-angle live video x Smart glass

(Toray Pan Pacific Open Tennis Tournament 2017: September)

Declaration 2

docomo

Style

innovation AI Agent Service

Some features to be offered prior to service launch next spring to give a glimpse of benefits

Play some music you recommend “Shabette-Conder” app

Functional upgrade released Oct. 20, 2017

Any recipe NEW advice? NEW

“Oshaberi” app

DOCOMO Simple Microphone

Planned for launch Jan. 2018

Planned for launch late Nov. 2017

“d hits”

“d gourmet”

What about XXX or YYY?

Simply talk to your smartphone or tablet and the service can be operated!

Declaration 2
Style innovation

Declaration 6
Partner business expansion

Car Sharing Style Innovation

docomo

d car share

Planned for launch Nov. 8, 2017



d car share
現在地

Car sharing

ORIX CarShare
careco car sharing club
cariteco

Car rental

TOYOTA Rent a Car
ORIX Rent-A-Car
NIPPON Rent-A-Car
日産レンタカー
J-net ジェイネットレンタカー
Budget バジェット・レンタカー
SKY スカイレンタカー

My car sharing

◆ Discussions are ongoing for "careco" service operated by Mitsui Fudosan Realty Co., Ltd. and "cariteco" service operated by Meitetsu Kyosho Co., Ltd. aiming for commercial launch in FY2018/1H.
◆ Car rental service is planned to be provided via an application service provider (ASP).
◆ The image displayed above is conceptual.

21

Declaration

Solution co-creation

LPWA Service Launch

Meeting diverse loT requirements (low capacity, low power consumption)

LoRa WAN™

Provision of total support from system rollout to maintenance/operation support

Launched Oct. 20, 2017

Golf

Agriculture course

Plant Transport

Can be used in combination

Cellular loT

Early mover in providing power-saving technology, eDRX

Making it easier to use cellular loT with a new billing plan lit

Launched Oct. 2, 2017

Can be used in New billing plan LTE area

;”

+ loT Plan

~mort m•w~ loT Plan HS

Management of Simple maintenance of movable equipment industrial equipment

Low Power Wide Area: A low-power, wide-area radio communication technique that enables long-distance communication on loT devices with reduced power consumption.

Declaration 6

Partner business expansion

Business Expansion with Partners

Collaboration with Matsumotokiyoshi Holdings

Planned to start Apr. 2018

Matsukiyo Point members

Approx. 25 million

Earn & use “d POINTs” Marketing data linkage

d POINT CLUB members

Approx. 63 million

Deliver tips on good-value products and

services tailored to each customer

Numbers of members are as of Aug. 30, 2017.

Provide research and data analysis reports to third-party companies

Share Repurchase

Reinforce shareholder returns

and improve capital efficiency

[Details]

• Class of shares to be repurchased: Common stock

• Aggregate number of shares to be repurchased: Up to 120 million shares

• Aggregate price of shares to be repurchased: Up to ¥300 billion

• Period for share repurchase:

From October 27, 2017 to March 31, 2018

FV2017/1H Summary

Recorded ¥548.8 billion in operating income, making favorable progress toward full-year guidance.

ARPU expanded due to reduced “Monthly Support” impact and growth of “dacoma Hikari” subscriptions.

Achieved cost efficiency improvement of ¥33 billion, making tangible progress toward full-year guidance.

Steady progress in operating income generation from Smart life business and Other businesses, which totaled ¥74.4 billion for FY2017 /lH .

No. of +d partners grew to 321.

Accelerated implementation of initiatives under “Declaration beyond” envisaging the SG era.

Selected as constituent of “DJSI World Index” and other leading ESG indices in Japan and overseas.

Authorized share repurchase up to prescribed maximum limit of ¥300 billion.

The new of today, the norm of tomorrow

Anniversary

Appendices

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

・LTE (Xi) services ・FOMA services (3G) ・International services ・Sales of handset/equipment for each service, etc.

Optical fiber broadband service and other telecommunications services

・Optical-fiber broadband services ・Satellite communications services, etc.

Smart life business

Content/Commerce services

・"dTV" "d hits" "d magazine" "d shopping" "d travel" ・DAZN for docomo ・Tower Records Japan Inc. etc.

Finance/Payment services

・"d CARD" "d CARD mini" "iD" ・Proxy bill collection ・"d Mobile Payment Plus" etc.

Lifestyle services

・"d healthcare pack" "d gourmet"・"Photo Collection Plus" ・OAK LAWN MARKETING, INC. ・ABC Cooking Studio., Co. Ltd. etc.

Other businesses

Enterprise solutions

・Enterprise IoT solutions ・System development/sales/maintenance services etc.

Support services for customers ' peace of mind

・"Mobile Device Protection Service" ・"Anshin Remote Support" etc.

28

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

-Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges) I No. of active users

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges) I No. of active users

- “docomo Hikari” ARPU : “docomo Hikari”-related revenues (basic monthly charges, voice communication charges) I No. of active users

- In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month+ No. of users at the end of current month) I 2) during the relevant period

Note:

1. The number of “users” used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below: a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

2. Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. With regard to various known and unknown risks, uncertainties and other factors, please see our latest Annual reports on Form 20-F submitted to the U.S. Securities and Exchange Commission.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks oftheir respective organizations.